United States securities and exchange commission logo





                            March 12, 2024

       Gordon Roth
       Chief Financial Officer
       Roth CH Acquisition V Co.
       888 San Clemente Drive
       Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
V Co.
                                                            Registration
Statement on Form S-4
                                                            Filed February 14,
202
                                                            File No. 333-277055

       Dear Gordon Roth:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers About the Proposals
       What is the consideration being paid to the shareholders of NEH?, page 5

   1.                                                   We note your reference
in this section to the    Exchange Ratio.    Please disclose the
                                                        meaning of such term.
Similarly, please disclose the meaning of the term    Net Debt    as
                                                        referenced on page 22.
       What interests do ROCL's current officers and directors and affiliates have in the Business
       Combination?, page 7

   2. We note your disclosure regarding the letter agreement dated January 2, 2024 among
                                                        ROCL, NEH, Roth and
Craig-Hallum in the context of the interests of the Sponsor, members of the ROCL
Board and its executive officers in the Business Combination.
                                                        Please revise to
clarify here how the Sponsor, members of the ROCL Board and its executive officers have
interests in such agreement.
 Gordon Roth
Roth CH Acquisition V Co.
March 12, 2024
Page 2
Summary of the Proxy Statement
Commitment to Sourcing Helium, page 18

3. We note disclosure on page 18 indicating the two 10-year take-or-pay contracts for the sale of helium represent $113,000,000 of undiscounted cash flow over the length of the contract. Please expand your disclosure to further clarify, if true, that this dollar amounts represents the cash flow for the two contracts combined. Also additionally disclose the total sales volumes of helium corresponding to dollar amount(s). Inventory of drilling locations, page 18

4. We note your disclosure on page 20 that the company is currently in negotiations with the
         Bureau of Land Management with respect to its rights to extract and sell helium. In the
         context of the company   s current and planned operations, please
revise to clarify the
         nature and significance of such rights and clarify all related risks. For example, we note that such information is also not clear in your risk factor disclosure
under the caption    We
         operate on federal and state lands, which have additional rules and regulations related to our business, which may adversely affect our operations.
Parties to the Business Combination
NEH, page 18

5. We note disclosure of a single figure for helium reserves and drilling locations on page 18 and natural gas and natural gas liquids reserves on page 19 representing an arithmetic summation of estimates from different reserve categories. Please note, the proved, probable and probable categories each represent differing levels of uncertainty. Therefore, combining information from these individual categories, without adjustments for the differing levels of uncertainty, results in a single figure that does not address the inherent uncertainty represented by the individual categories. Please revise the disclosure here and through prospectus to comply with the guidance in question 105.01 in the Compliance and
         Disclosure Interpretations (   C&DIs   ) regarding Oil and Gas Rules.
The Proposals
Proposal 1: The ROCL Business Combination Proposal
Consideration, page 22

6. We note the disclosure which states that in consideration of the Merger, the holders of
       shares of New Era Helium Corp. (   NEH   ) common stock will receive an
aggregate of 9.0
       million shares of Roth CH Acquisition V Co. (   ROCL   ) common stock.
Please revise to
FirstName LastNameGordon Roth
       clarify why the number of shares disclosed here, and elsewhere, differs from the
Comapany    NameRoth
       8,180,000  sharesCHof Acquisition
                             the combinedV company
                                           Co.      common stock that NEH
stockholders will
March hold   under
       12, 2024    both2 assumed redemption scenarios, as disclosed on page 55 and elsewhere.
                 Page
FirstName LastName
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition  V Co. Roth
Comapany
March      NameRoth CH Acquisition V Co.
       12, 2024
March3 12, 2024 Page 3
Page
FirstName LastName
Conditions to Consummation of the Transactions, page 23

7. We note your disclosure regarding conditions to the closing of the business combination,
         including    certain indebtedness of the Company having been converted
into shares of
         common stock of the Company.    Please disclose the material terms of
such conversion,
         and file related agreements with the holders of such indebtedness, or tell us why such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.
Risk Factors, page 34

8. Please tell us whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Risks Related to NEH
Risks Related to Our Business, page 34

9. Please expand your Risk Factors to address the timing, dollar amounts and sources of funds relating to the remaining costs for the completion of the construction and commissioning of the Pecos Slope Plant and the development of the proved, probable and possible oil and gas and helium reserves.
The Appraisal Report included in this proxy statement/prospectus..., page 36

10. Please revise the discussion to remove references to contingent and prospective resources not addressed in the referenced Appraisal Report.
Risks Related to Regulatory Compliance
If we are restricted or lack of access to waste wells   , page 40

11. Please expand the discussion to specify the termination date of the current contract regarding your continued use of the wastewater injection well. Also address the requirements for additional injection wells to dispose of water related to the increasing number of future producing wells contemplated in the Appraisal Report. Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition  V Co. Roth
Comapany
March      NameRoth CH Acquisition V Co.
       12, 2024
March4 12, 2024 Page 4
Page
FirstName LastName
Risks Related to ROCL and the Business Combination, page 41

12. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
We will need to obtain permits for construction and operation of the helium plant, page 41

13. To the extent material, please revise to clarify the nature and significance of the permits and authorizations that you have not yet obtained for the new helium facility.
The ability of ROCL's stockholders to exercise redemption rights with respect to a large number of common stock..., page 46

14. We note your disclosure that NEH will be entitled to terminate the Business Combination if, among other things, ROCL shall not have executed Transaction Financing Agreements
         for at least $10,000,000, net of ROCL   s Transaction Expenses, by the
Transaction
         Financing Date. Please revise to define the    Transaction Financing
Date    and clarify
         whether this termination right is set forth in the Business Combination Agreement. In that regard, we note that such provision is not described with other termination provisions
         under    Termination    on page 103.
The Sponsors, NEH or their directors, officers, advisors or respective affiliates may elect to purchase shares from public stockholders..., page 47

15. We note your disclosure that the Sponsors, NEH or their directors, officers, advisors or respective affiliates may elect to purchase shares from public stockholders prior to the consummation of the Business Combination and your disclosure that the purpose of such share purchases would be, in part, to increase the likelihood of obtaining requisite stockholder approvals of the proposals to be voted on at the ROCL Special Meeting, including the Business Combination. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.
The Proposed Certificate of Incorporation will provide that the Court of Chancery of the State of
Delaware will be the sole and exclusive..., page 51

16. Please ensure that your descriptions of the exclusive forum provision in your current charter and your proposed amended charter are consistent with the provisions contained in your current charter and your proposed amended charter, respectively. For example, we note your disclosure that under the proposed amended charter the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, such
 Gordon Roth
Roth CH Acquisition V Co.
March 12, 2024
Page 5
         description does not appear to be consistent with the form of proposed charter provided in
         Annex B. As another example, we note that your disclosure on page 169 regarding the exclusive forum provision in your current charter does not include a complete description of the courts selected in such provision.
Nasdaq may not list the Combined Company's securities on its exchange, page 54

17. We note your disclosure on page F-19 that on October 9, 2023, the company received a letter from The Nasdaq Stock Market LLC, which stated that the company no longer
         complies with Nasdaq   s continued listing rules on The Nasdaq Global
Market due to the
         Company not having maintained a minimum of 400 total holders for continued listing, as required pursuant to Nasdaq Listing Rule 5450(a)(2). We also note your disclosure regarding your plan to submit a compliance plan. If material, please revise this risk factor to include any material information relating to such noncompliance with the continued
         listing rules.
Unaudited Pro Forma Condensed Combined Financial Statements
Description of the Transactions, page 71

18. We note your disclosure on page 71 and elsewhere that in consideration of the Merger, the holders of shares of NEH Common Stock (including shares of NEH Common Stock resulting from the conversion of NEH Preferred Stock) will receive an aggregate of 9.0
         million shares of ROCL   s common stock. Please explain how you
determined that NEH
         stockholders will receive 8,180,000 shares under both the scenarios as disclosed under the table on page 73 and elsewhere. Please revise your disclosures as appropriate.
19. We note the disclosure here indicating that holders of shares of NEH common stock will
         receive an aggregate of 9.0 million shares of ROCL   s common stock
unless Net Debt, as
         defined in the Business Combination Agreement, does not equal $37,300,000. Please provide additional pro forma presentations which give effect to range of possible results based on the Net Debt term or explain why you do not believe this is required. Refer to
         Rule 11-02(a)(10) of Regulation S-X.
20. We note your disclosure on page 71 and elsewhere that the holders of NEH Common
         Stock have the contingent right to receive up to an aggregate of 1.0 million additional
         shares of ROCL   s common stock (the    Earnout Shares   ). Tell us
and disclose how you
         accounted for the earnout shares and methodology used in computing the fair value of the contingent consideration.
21. We note ROCL is required to obtain Transaction Financing for $10,000,000 or NEH will
FirstName LastNameGordon Roth
       be entitled to terminate the business combination. Tell us whether you have entered into
Comapany   NameRoth
       Transaction      CH Acquisition
                    Financing  Agreement V Co.
                                           and if so, how you have reflected
its impact in your pro
March forma   financial
       12, 2024  Page 5information.
FirstName LastName
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition  V Co. Roth
Comapany
March      NameRoth CH Acquisition V Co.
       12, 2024
March6 12, 2024 Page 6
Page
FirstName LastName
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined
Balance Sheet, page 79

22. We note that pro forma adjustments D and E include more than one assumption. Please revise to expand the descriptions in these notes to more clearly explain all assumptions involved and quantify the amounts for each assumption. Refer to Rule 11-02(a)(8) of
         Regulation S-X.
23. We note the adjustments described in E total $8,533,729. However, adjustment E to accumulated deficit and additional paid in Capital reflect $3,358,729. Please revise or advise.
24. We note that pro forma adjustment F for Scenario 2 reflects a par value adjustment of
         $864. Please revise to clarify why the adjustment amount does not reflect the $.0001 par value of the shares assumed redeemed of 950,540, or $95.
25. We note that pro forma adjustment H appears to assume a fair value of $9.00 per share for the issuance of the 575,000 shares of ROCL common stock to advisors for services rendered in connection with the business combination. Please revise to clarify how the fair value for this share issuance was determined. In this regard, we note the price of ROCL stock appears to be quoted at a significantly higher price than $9.00 as disclosed on page
         171.
26.      We note your disclosure on page 1 and elsewhere that ROCl   s common
stock and
            Combined Company Common Stock    refer to the common stock, par
value $0.0001 per
         share, of the post-Closing Combined Company. However, it appears adjustments D, F and
         H are based on par value of $ .001 per share. In addition, ROCL common stock outstanding under both the scenarios reflected here ($13,674 and $12,810) appears based on par value of $ .001 per share. Please revise or advise.
Note 5 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined
Statement of Operations, page 81

27. We note adjustment A reflects borrowing of $45,000,000 to fund new plant construction.
         Show us how you reflected interest expense relating to this debt in your pro forma combined statement of operations for the nine months ended September 30, 2023 and the year ended December 31, 2022.
Note 6 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined
Statement of Operations , page 81

28. Please tell us why you have not given tax effect for any of the pro forma adjustments described in this note. Refer to Rule 11-02(b)(5) of Regulation S-X. Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition  V Co. Roth
Comapany
March      NameRoth CH Acquisition V Co.
       12, 2024
March7 12, 2024 Page 7
Page
FirstName LastName
Appraisal of Certain Oil and Gas Interests, page 84

29. We note disclosure indicating the Appraisal Report is contained in Annex E as listed in the Table of Contents; however, the prospectus does not appear to include Annex E. We also note the Appraisal Report is filed as Exhibit 99.5. Please revise your disclosure as necessary to resolve these inconsistencies or tell us why a revision is not needed.
30. Please expand the discussion relating to the Appraisal Report to explain why the information is being presented and to clarify that the report includes estimates of proved, probable and possible oil and gas and helium reserves and specify the as of date of the estimates. Also modify the discussion on page 84 to clarify that helium is recovered as a byproduct in association with the production of natural gas and modify the discussion on page 85 to remove the statement indicating present worth is calculated using an
            arbitrary    rate of 10 percent as this discount factor is required
by FASB ASC 932.
31. We note you provide a tabular summary of net reserves and revenue for proved, probable
         and possible natural gas, helium and natural gas liquids (   NGL   ).
Your presentation
         appears to be structured to give equal prominence to estimates of hydrocarbon reserves based on Subpart 229.1200 of Regulation S-K and FASB ASC 932 requirements and non-
         hydrocarbon helium reserves not specifically addressed by these requirements. Please revise your presentation to include separate tables for the presentation of your hydrocarbon and non-hydrocarbon helium reserves and revenues, giving prominence to the disclosure of hydrocarbon reserves and cash flows required by Item 1202(a)(2) of
         Regulation S-K and FASB ASC 932-235-50-31. Also please modify the column headers for Proved, Probable and Possible to state the estimates represent the
   Total    for the
         category as appropriate to the presentation.

         The table for your hydrocarbon reserves and revenues should clearly indicate, if true, that the information has been calculated in accordance with the applicable
SEC
         definitions. Separately, the table for your non-hydrocarbon reserves and revenues should clearly indicate that there are no applicable SEC definitions for the helium reserves. The table should also clearly explain how the helium reserves and revenues have been calculated.

         This comment also applies to the presentation and calculation of the net quantities of hydrocarbons and non-hydrocarbon helium reserves and the associated future net cash flows in the reserve report filed as Exhibit 99.5 and the reserve report prepared for Solis
         Partners, LLC as of December 31, 2022.
32. Please note the economic producibility of your natural gas and natural gas liquids reserves should be determined solely from the forecasts of future production and related costs attributable to the extraction of saleable hydrocarbons, excluding the revenues and costs related to non-hydrocarbon sales products such as helium, to comply with Items 1201 and
         1202 of Regulation S-K and FASB ASC 932-235-50-2 pursuant to the definition of oil and gas producing activities in Rule 4-10(a)(16) of Regulation S-X and FASB ASC 932-
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition  V Co. Roth
Comapany
March      NameRoth CH Acquisition V Co.
       12, 2024
March8 12, 2024 Page 8
Page
FirstName LastName
         10-15-2A. Supplementally, confirm to us that revenues and costs related to non-
         hydrocarbon sales products have been excluded, or revise your calculations.
Background of ROCL's Interactions with Initial Candidates, page 89

33.      We note your disclosure that    ROCL is in deep discussions with 4 of
those targets and at
         least two additional targets where LOI proposals have not yet been
submitted.    Please
         revise to update such disclosure.
Proposal 1: The Business Combination Proposal
Recommendation of the ROCL Board of Directors and Reasons for the Business Combination, page 94

34. Please revise to clarify the definition of PV10 value, whether it is a non-GAAP measure, and if so, disclose the most directly comparable GAAP measure, such as the standardized measure of discounted future net cash flows.
Recommendation of the ROCL Board of Directors and Reasons for the Business Combination, page 99

35. We note the projection disclosures on page 101 for the periods labeled FY2023E,
         FY2024E, and FY2025E. Please address the following:

                Consider presenting the projections in the format of the financial statements included in the filing. The current presentation has the appearance of dollars and cents.

                Provide discussion that addresses the context between the projection and actuals through September 30, 2023. In this regard, we note Oil revenue, Gas revenue, and
              NGL revenue for FY2023E is projected at $0.05, $0.00 and $0.89, respectively, whereas actuals presented on page F-59 appear to provide a different break-out.

                Provide a discussion to support the assumptions used in the revenue forecast that addresses the upward trend that is projected.

                Clarify the meaning of Asset level OCF.
Proposal 3: The Governance Proposal, page 110

36. Please revise to clarify the total number of authorized shares of common stock under the
         Proposed Certificate of Incorporation as set forth in Proposal 3B. Proposal 4: The Nasdaq Proposal, page 112

37. Tell us why you have included the approval of the issuance of shares pursuant to the
         Transaction Financing together with the issuance of the shares contemplated by the
         Business Combination Agreement. Please refer to Rule 14a-4(a)(3) of Regulation 14A.
 Gordon Roth
Roth CH Acquisition V Co.
March 12, 2024
Page 9
38. Please disclose all material terms of the Transaction Financing and disclose the approximate amount devoted to each purpose so far as determinable for which the net proceeds have been or are to be used.
Executive Officers and Directors of ROCL
Conflicts of Interest, page 133

39. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Products, page 142

40. Please expand your disclosure to additionally indicate your products include the sale of natural gas, natural gas liquids and oil currently produced consistent with disclosure on page F-50.
Customers, page 143

41. Please reconcile the identities of the various customers and helium sales contracts, including proportion of helium production dedicated under related helium sales agreements, disclosed on page 143 and 153, e.g. Air Life Gases USA and an international gas supplier, with the disclosure on page F-85 that discusses helium sales agreements with
         Badger Midstream Energy, LP and Matheson Tri-Gas, Inc., respectively. Customers, page 143

42. Please revise your business overview to clarify in a more prominent manner that to date,
         NEH has not sold revenue generated from production of helium. In this regard, your
         statement that NEH is    an exploration and production company that
sources helium
         produced in association with natural gas reserves in North America should be qualified with the nature of your business model as of the date of filing. Please make corresponding changes where applicable in your filing.
43. We note your disclosure on page 143 regarding the Gas Purchase Agreement, the sales agreements for the helium anticipated to be generated by the Pecos Slope Plant, the
       Helium Tolling Agreement and the Helium Sales Agreement with Badger Midstream
       Energy,
FirstName      LP. Please revise
           LastNameGordon        to disclose the material terms of each such
agreement.
                              Roth
Comapany
44.        NameRoth
      Please           CHrequirements
             refer to the Acquisition Vin Co.
                                          Item 1201(a) of Regulation S-K and
provide the
March disclosures specified
      12, 2024 Page   9     in Subpart 229.1200 for NEH.
FirstName LastName
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition  V Co. Roth
Comapany
March      NameRoth CH Acquisition V Co.
       12, 2024
March1012, 2024 Page 10
Page
FirstName LastName
45. We note disclosure here and on page 143 stating the Pecos Slope Plant is expected to commence operations by June 1, 2024 and in the second quarter of 2024 appears to be inconsistent with dates of late Q4 2024 and December 2024 on pages 18, 100 and pages
         93, F-84 and F-85, respectively. Please revise your disclosure to resolve these inconsistencies or tell us why a revision is not needed.
Executive Officers and Directors of NEH and Executive Officers and Directors of the Combined
Company, page 147

46. Please revise to provide all information required by Item 401(e) of Regulation S-K. For example, revise to describe the business experience, principal occupations and employment of Mr. Kornbluth and Mr. Sestak during the past five years, including the dates and duration of employment.
Management Agreements, page 151

47. We note that you will enter into employment agreements with your executive officers concurrently with the closing of the Business Combination Agreement. Please revise your disclosure to disclose the material terms of such agreements. In addition, please file such agreements as exhibits to your registration statement. Refer to Item 601(b) of Regulation
         S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
NEH
Liquidity and Capital Resources
Cash Flow , page 160

48. We note significant fluctuations in cash provided by operating activities during the periods presented. Please revise to include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosures should also include a discussion of the underlying reasons for material changes in operating assets and liabilities that affect operating cash flows. Refer to Item 303 of Regulation S-K. Tabular Disclosure of Contractual Obligations, page 162

49. We note the table includes notes payable to AirLife and Beaufort Acquisitions totaling
         $4,950,200. Please clarify why these amounts are not consistent with the total of Notes
         payable     current and noncurrent as shown on page F-40 and
disclosures in Note 6, page
         F-54.
Security Ownership of Certain Beneficial Owners and Management of ROCL and the Combined
Company, page 172

50. Please disclose the information required by Item 403 of Regulation S-K regarding NEH.
         Refer to Item 18(a)(5) of Form S-4.
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition  V Co. Roth
Comapany
March      NameRoth CH Acquisition V Co.
       12, 2024
March1112, 2024 Page 11
Page
FirstName LastName
Material U.S. Federal Income Tax Considerations, page 183

51. We note your disclosure that NEH "intends" that, for U.S. federal income tax purposes,
         the Merger will qualify as a    reorganization    within the meaning
of Code Section 368(a).
         Please revise to clarify the tax consequences of the transaction. Refer to Item 4(a)(6) of
         Form S-4. In addition, please file a tax opinion as an exhibit to the registration statement.
         Refer to Item 601(b)(8) of Regulation S-K. For guidance, refer to
Section III of Staff
         Legal Bulletin No. 19, which is available on our website.
Experts
Appraisal Report, page 197

52. Please expand the discussion regarding MKM Engineering to also address the reserves estimates as of December 31, 2022, 2021 and 2020 prepared by MKM. Also obtain and file a copy of the reserves reports as exhibits to the prospectus to comply with Item
         1208(a) of Regulations S-K.
New Era Helium Corp.
Index to Financial Statements
Consolidated Statements of Changes in Stockholders' Equity and Members' Equity, page F-42

53.      Please clarify why Members    withdrawals of $771,295 for the nine
months ended
         September 30, 2022 is not consistent with the disclosures in cash flow statement amount of $942,362, as shown on page F-43.

Note 5. Oil and Natural Gas Properties, page F-53

54. Please provide us with the analysis that was performed in determining that the adjustment to capitalized costs resulting from the sale in July 2023 resulted in a significant alteration of the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center.
Solis Partners, LLC
Index to Financial Statements
Statement of Changes in Members' Equity, page F-67

55. Members' contribution of $329,920 during the year ended December 31, 2022 is not consistent with such disclosures in statement of cash flows of $190,000 on page F-
         68. Please revise or advise.
Note 5. Oil and Natural Gas Properties , page F-77

56. Please revise to disclose the total amount of amortization expense for each cost center for each year an income statement is required. Refer to Rule 4-10(c)(7)(i) of Regulation S-X.
 Gordon Roth
Roth CH Acquisition V Co.
March 12, 2024
Page 12
Note 14. Revenue, page F-82

57. It appears that you net 100% of the transportation and processing costs from your total revenue. However, we note from your revenue recognition policy that not all of your production is sold to the processor on a net basis. Please clarify for us why the portion of your transportation and processing costs related to revenue recognized on a gross basis are not presented under the Costs and expenses category on your statements of operations.
Oil and Natural Gas Reserves, page F-86

58.      Please expand your disclosure of proved reserves expressed as a gas
equivalent (   Mcfe   )
         to clarify the basis for converting your oil and NGs to equivalent gas volumes (e.g. the number of barrels per thousand cubic feet of natural gas equivalent). Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.
59. Please revise your presentation of proved reserves and the standardized measure of discounted future net cash flows and the changes therein to remove figures relating to helium. Refer to the definition of oil and gas producing activities in FASB 932-10-15-2A and the disclosure requirements FASB ASC 92-235-50-2, 50-4, 50-5, 50-30, 50-31, and
         50-35, respectively.

Note 16. Supplemental Oil and Natural Gas Disclosures (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows, page F-88

60. Please revise to include disclosure of the amount of future income tax expense that would have been included as of December 31, 2022 if you were not a tax exempt entity. You should also refer to this disclosure regarding the impact of future income taxes when discussing your standardized measure or PV-10 in any other places in your filing. In this regard, we note the disclosure on page 95 of PV10 value. A discussion of PV-10 should include a prominent discussion of your standardized measure as well. Exhibits

61.      Please file all material contracts of New Era Helium Corp. Refer to
Item 601(b)(10) of
         Regulation S-K. For example, file the two 10-year take-or-pay contracts described on
         page 18, and each of the other agreements described under    Customers
   on page 143, or
         tell us why they are not required to be filed.
General

62. Revise your disclosure to show the potential impact of redemptions on the per share value
FirstName LastNameGordon Roth
       of the shares owned by non-redeeming shareholders by including a sensitivity analysis
Comapany    NameRoth
       showing  a rangeCH  Acquisition scenarios,
                        of redemption   V Co.     including minimum, maximum
and interim
       redemption  levels.
March 12, 2024 Page 12
FirstName LastName
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition  V Co. Roth
Comapany
March      NameRoth CH Acquisition V Co.
       12, 2024
March1312, 2024 Page 13
Page
FirstName LastName
63. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
64. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
65. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
66. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
67. If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the
         Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.
68. We note that Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC were underwriters for the initial public offering of the SPAC. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from such firms or any other firm engaged in connection with your initial public offering that they will cease involvement in your transaction and how that may impact your deal or any deferred
         underwriting compensation owed for the SPAC   s initial public
offering.
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition  V Co. Roth
Comapany
March      NameRoth CH Acquisition V Co.
       12, 2024
March1412, 2024 Page 14
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Laura Nicholson at 202-551-3584 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Alexandria E. Kane, Esq.